

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

September 19, 2016

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100F Street Northeast
Washington, DC 20549-2000

RE: XUN ENERGY, INC.
File No. 000-53466

Dear Sir or Madam:

We have read Item 4.01 of Form 8-K dated September 19, 2016 of XUN ENERGY, INC. ("the Registrant") and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Item 4.01.

Sincerely,

/s/ Anton & Chia, LLP